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                           March 23, 2021

       Ralph C. Derrickson
       President and Chief Executive Officer
       BSQUARE Corporation
       1415 Western Ave, Suite 700
       Seattle, WA, 98101

                                                        Re: BSQUARE Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 18,
2021
                                                            File No. 333-254458

       Dear Mr. Derrickson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Andrew Ledbetter